UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

	By:	Signed: /s/ Paul Bachand
Date: April 30, 2013		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate April 30, 2013

Canadian Pacific Railway Limited declares dividend

CALGARY – The Board of Directors of Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today declared a quarterly dividend of thirty-five cents ($0.35) Canadian per share on the outstanding Common Shares. The dividend is payable on July 29, 2013 to holders of record at the close of business on June 28, 2013, and is an “eligible” dividend for purposes of the Income Tax Act (Canada) and any similar provincial/territorial legislation.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media	Investment Community

Ed Greenberg	Nadeem Velani
Tel: 612-849-4717	Tel: 403-319-3591
24/7 Media Pager: 855-242-3674
Ed_greenberg@cpr.ca	investor@cpr.ca